N-SAR Item 77.D.  Policies with Respect to
Security Investment


	At a meeting held on March 6, 2002, the Board of Dreyfus Premier Opportunity Funds adopted a non-fundamental policy to invest at least 80% of Dreyfus Health Care Fund's assets in stocks of companies in the healthcare and healthcare-related sector. The
Board also adopted a non-fundamental policy to invest at least 80% of Dreyfus Premier NexTech Fund's assets in stocks of growth companies that Dreyfus believes are or have the potential to become leading producers or beneficiaries of technological innovation. This change to each Fund's non-fundamental policy will be reflected in an amendment to the Fund's
Registration Statement to be filed on Form N1-A on or about July 31, 2002.
x.general:n-sar77D.doc